SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549




SCHEDULE 14D-9

Solicitation/Recommendation Statement Pursuant to Section 14(d)(4)
 of the Securities Exchange Act of 1934




AMERICAN STORAGE PROPERTIES, L.P.
(Name of Subject Company)


AMERICAN STORAGE PROPERTIES, L.P.
(Name of Person Filing Statement)


Units of Limited Partnership Interests
(Title of Class of Securities)


None
(CUSIP Number of Class of Securities)



Andre Anderson
AMERICAN STORAGE PROPERTIES, L.P.
3 World Financial Center, 29th Floor
New York, New York  10285
(212) 526-3237

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) filing Statement)

Copy to:

Patrick J. Foye, Esq.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM
919 Third Avenue
New York, New York  10022
(212) 735-2274

Item 1.      Security and Subject Company

The name of the subject company is American Storage Properties, L.P., a Virginia limited partnership (the "Partnership"), formerly Hutton/GSH American Storage Properties, L.P., the general partners of which are Storage Services, Inc., a Delaware corporation ("Storage Services"), and Goodman Segar Hogan/American Storage Properties Associates, L.P., a Virginia limited partnership ("ASP Associates" and together with Storage Services, the "General Partners"). The sole general partner of ASP Associates is American Storage Properties, Inc., a Virginia corporation ("ASPI"). The address of the principal executive offices of the Partnership and Storage Services is 3 World Financial Center, 29th Floor, New York, New York, 10285. The address of the principal executive offices of ASP Associates and ASPI is 900 World Trade Center, Norfolk, Virginia, 23510. The title of the class of equity securities to which this statement relates is the outstanding units of limited partnership interes h a "Unit" and collectively, the "Units") of the Partnership.


Item 2.	Tender Offer of the Bidder

This statement relates to the unsolicited tender offer being made by Public Storage, Inc., a California corporation ("Public Storage"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 1, 1996 (the "Schedule 14D-1"), to purchase from holders of Units ("Unitholders") up to 12,533 Units (approximately 25% of the outstanding Units) of the Partnership, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (collectively with the Offer to Purchase, the "Public Storage Offer"). The Partnership did not solicit the Public Storage Offer and did not know of the Public Storage Offer or its terms until commencement of the Public Storage Offer, except as described below. The Schedule 14D-1 states that the address of the principal executive offices of Public Storage is 600 North Brand Boulevard, Glendale, California, 91203-1241.


Item 3.	Identity and Background

(a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

(b)(1) Pursuant to the Amended and Restated Certificate and Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), the General Partners are jointly responsible for the management of the Partnership's business. Except as described below, there are no material contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between the Partnership, the General Partners or their affiliates and the Partnership, its executive officers, directors or affiliates. Neither the Partnership nor ASP Associates has any directors or executive officers.

Partnership transactions involving the purchase and sale of properties may result in the immediate realization by the General Partners and their affiliates of substantial commissions, fees, compensation and other income. Subject to their fiduciary duties and specific restrictions set forth in the Partnership Agreement, the General Partners have considerable discretion with respect to all decisions relating to the terms and timing of such transactions. Therefore, the General Partners may have conflicts of interest concerning certain actions on behalf of the Partnership.

The General Partners and their affiliates receive substantial fees and compensation for managing the Partnership's properties pursuant to the Partnership Agreement. The amounts of such fees and compensation were not determined in arm's-length negotiations.

The Partnership obtains from Goodman Segar Hogan Hoffler, L.P., an affiliate of ASP Associates ("GSHH"), property management services for the Partnership's seven properties located in Virginia and pays an annual fee therefor. The Partnership's two properties located in Florida are managed by Shader Brothers Corporation ("SBC"), which is unaffiliated with the Partnership or the General Partners. Pursuant to the Partnership Agreement, fees for such services may not exceed the lesser of (i) those fees prevailing for similar services in the localities where such properties are located or (ii) 6% of gross revenues from any property. GSHH and SBC each receive 6% of gross revenues which is the prevailing industry market rate. During fiscal year 1995, GSHH and SBC received $155,782 and $52,457, respectively, for providing property management services to the Partnership. ASP Associates may have an interest in retaining, instead of selling, the Partnership's properties in order to c the payment of the property management fees, especially if the sales proceeds realizable at the time in question would not be large enough to provide any distribution to ASP Associates. As presently being marketed, it is not anticipated that a sale of all of the Partnership's properties would result in a cash distribution to ASP Associates.

The Partnership reimburses the General Partners or their affiliates for (i) the actual cost to the General Partners or their affiliates of goods and materials used for and by the Partnership and obtained from unaffiliated third parties and (ii) the costs incurred by the General Partners or their affiliates in performing administrative services necessary to the prudent operation of the Partnership; provided, however, that the amount of such services shall not exceed the lesser of (a) the actual cost of such services or (b) 90% of the amount which the Partnership would be required to pay to independent third parties for comparable services in the same geographic location. First Data Investor Services Group, Inc. (formerly The Shareholder Services Group, Inc.) provides partnership accounting and investor relations services for the Partnership. Pursuant to the Partnership Agreement, during fiscal year 1995, the General Partners and their affiliates were entitled to receive reimbu s aggregating $78,715.

For each fiscal year, the Partnership distributes to General Partners 4% of Net Cash From Operations (as defined in the Partnership Agreement) that is distributable for such year, but only after each Unitholder has received his or her Preferred 8% Annual Return (as defined in the Partnership Agreement). The General Partners may have an interest in retaining, rather than selling, properties if the General Partners are receiving Net Cash From Operations, especially if the sales proceeds realizable at the time in question would not be large enough to provide any distribution to the General Partners. For fiscal year 1995, the General Partners did not receive any cash distributions from Net Cash From Operations pursuant to the Partnership Agreement. As presently being marketed, it is not anticipated that the proceeds of a sale of all of the Partnership's properties realizable at this time would provide a cash distribution to either of the General Partners.

If any of the Partnership's properties are sold, the General Partners will receive a cash distribution equal to 1% of Net Proceeds From Sale or Refinancing (as defined in the Partnership Agreement) until each Unitholder has received an amount equal to his or her Capital Contribution (as defined in the Partnership Agreement), and cumulative distributions (including Net Cash From Operations) equal to 25% of his or her Capital Contribution plus a Total 11% Cumulative Annual Return (based on his or her Adjusted Capital Investment) (both terms as defined in the Partnership Agreement), thereafter, the General Partners will receive 15% of the balance of Net Proceeds From Sale or Refinancing. It is not anticipated that the proceeds of a sale of all of the Partnership's properties realizable at this time would provide a cash distribution to either of the General Partners. Whether or not the General Partners receive a cash distribution depends on the total amount of the sales proceeds actually received by the Partnership.

In the case of a financing or refinancing of a property, the Partnership shall pay to the General Partners or their affiliates a mortgage brokerage commission not to exceed the lesser of 1% of the principal amount of the loan or the amount of commissions charged by unaffiliated third parties for comparable services. The amount of any mortgage brokerage commissions is subject to the Overall Limitations on Acquisitions Fees (as defined in the Partnership Agreement) and payable to the General Partners or their affiliates only if the Rules of the California Department of Corporations are amended to permit such commissions.

The Partnership Agreement exculpates the General Partners from and indemnifies the General Partners against liability to the Partnership resulting from errors in judgment or their acts or omissions, except in the event such liabilities or losses resulted from the fraud, negligence, misconduct or other breach of fiduciary duty by the General Partners. As a result of the exculpation and indemnification provisions, a Unitholder may be entitled to a more limited right of action than he or she would otherwise have if such provisions were not included in the Partnership Agreement.

(b)(2) Except as described below, to the best knowledge of the Partnership, there are no material contracts, agreements, arrangements and understandings or any actual or potential conflicts of interest between the Partnership, the General Partners or their affiliates and Public Storage, its executive officers, directors or affiliates.

The Partnership and Public Storage are parties to the letter agreement dated February 9, 1996 (the "Letter Agreement") filed as Exhibit (c)(1) under Item 9. Pursuant to the Letter Agreement, the Partnership agreed to provide Public Storage a list of the names and addresses of and Units held by all Unitholders to be used only for a proper purpose, which included dissemination of the Public Storage Offer. Public Storage agreed that if it were to commence the Public Storage Offer, it would do so no later than March 31, 1996 at a price not less than $419 per Unit and for a maximum of 25% of the outstanding Units. In addition, Public Storage agreed that prior to August 9, 1997, it would not, without prior written consent of the Partnership, (i) in any manner, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly any Units, other than pursuant to a tender offer for a maximum of 25% of the outstanding Units commenced no later than March 31, 1996 which ma emain open beyond May 31, 1996, (ii) in any manner, other than pursuant to clause (i) above, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly more than 5% of the outstanding Units from Unitholders or otherwise, whether before or after the tender offer has expired or been terminated, (iii) propose, or propose to enter into, directly or indirectly, any merger consolidation, business combination, sale or acquisition of assets, liquidation or other similar transactions involving the Partnership, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Partnership, (v) disclose any intention, plan or arrangement inconsistent with the terms of the Letter Agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any of the actions described in the Letter Agreement. In addition, among other things, Public Storage agreed that prior to August 9, 1997, it would vote any Units obtained as a result of the Public Storage Offer or in the secondary market as stated in clause (ii) above on all issues in the same manner as by the majority of all other Unitholders who vote on any such proposal. Public Storage further agreed that, without the prior written consent of the Partnership, Public Storage would not make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Partnership or demand a copy of the Partnership's ledgers, list of Unitholders or any other books and records of the Partnership.


Item 4.	The Solicitation or Recommendation

(a) The Partnership, in light of all relevant circumstances, expresses no opinion, remains neutral and makes no recommendation at this time as to whether Unitholders should tender their Units pursuant to the Public Storage Offer.
The Partnership reserves the right to reconsider its recommendation based on changes in circumstances.

(b) The Partnership reached the conclusion set forth in Item 4(a) after considering a variety of factors, including, but not limited to, the following:

(i) Following the announcement of the Public Storage Offer, the General Partners reviewed and considered the Public Storage Offer and various possible alternative courses of action which might be available to the Partnership in response to the Public Storage Offer. The General Partners determined to make no recommendation to Unitholders with respect to the Public Storage Offer.

(ii) As previously disclosed to Unitholders in a letter dated January 22, 1996, given the improvement of the self-storage industry in recent years, combined with the strong performance of the Partnership's nine storage facilities, the General Partners have begun marketing the Partnership's properties for sale. As of the date hereof, the General Partners have contacted more than ten entities involved in real estate ownership and/or property management in order to explore a potential sale of substantially all of the Partnership's assets. Over the past year, the General Partners received occasional inquiries from several parties, including Public Storage, regarding possible alternative transactions involving the Partnership. As of the date hereof, the General Partners have had preliminary discussions with, and have received non-binding indications of interest from, parties which have expressed a possible interest in purchasing substantially all of the assets of the Par ices which could eventually yield significantly more per Unit to Unitholders than the price offered by Public Storage. The General Partners expect that such process will involve, among other things, furnishing non-public information to certain parties, entering into confidentiality agreements in connection therewith and responding to due diligence inquiries. The objective in marketing the Partnership's properties is to maximize the selling price and to distribute the net sales proceeds to Unitholders. While the General Partners believe that it is prudent to actively market the properties and their goal is to sell the properties prior to the end of the year, there can be no assurance that acceptable offers will be received or that any of the Partnership's properties will be sold.

(iii) The price being offered by Public Storage pursuant to the Public Storage Offer is approximately 96.6% of the Partnership's estimated net asset value of $433.57 per Unit as of November 30, 1995. This estimate of net asset value assumes a hypothetical sale on November 30, 1995 of all of the Partnership's properties at a price determined by an independent appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after payment of the Partnership's liabilities and certain sales expenses, to Unitholders and the General Partners. Although appraisals are intended to reflect the fair market value of the properties, there can be no assurance that this value actually will be recognized in the marketplace or that any particular price can be obtained. The actual amount for which the Partnership's properties might be sold could be significantly higher or lower than the appraisal value. The estimate of net asset value prepared b hip does not take into account (i) certain transactional costs that would be incurred on a sale of the Partnership's properties, (ii) timing considerations or (iii) costs associated with winding up the Partnership. The General Partners, therefore, believe that the estimate of net asset value does not necessarily represent the fair market value of a Unit or the amount a Unitholder reasonably could expect to receive if the Partnership's properties were sold and the Partnership was liquidated.

(iv) The Public Storage Offer provides Unitholders who desire liquidity the opportunity to receive cash for their Units sooner and without the inherent business, real estate, timing and other general economic risks associated with the General Partners' marketing of the Partnership's properties followed by a subsequent distribution of the net sales proceeds to Unitholders. Unitholders who choose not to tender their Units pursuant to the Public Storage Offer, however, may be entitled to receive a cash distribution upon the sale of the Partnership's properties that is in excess of, equal to or less than that offered by Public Storage or, possibly, no distribution on their Units if the Partnership's properties cannot be sold or any required vote of Unitholders not obtained. Unitholders who do not tender their Units pursuant to the Public Storage Offer will continue to be exposed to the risk of fluctuations in asset values because of changing market conditions and other g nherent in the ownership of real estate that may affect the properties, including, without limitation, environmental liabilities, the inability to generate income sufficient to meet operating expenses, the inability to maintain occupancy levels, adverse changes in general economic conditions, adverse changes in local conditions (such as competitive over-building), adverse changes in real estate zoning laws, which may reduce the desirability of real estate in the area, or acts of God, such as earthquakes and floods. A material adverse change in the value of any one property might cause the General Partners to reconsider selling the Partnership's other properties. The decision whether to accept the Public Storage Offer is solely within the discretion of each investor.

(v) In order to avoid disrupting the possible sale of all or substantially all of the Partnership's assets and any required vote of Unitholders, Public Storage agreed in the Letter Agreement to vote any Units held by it on all issues in the same manner as by the majority of all other Unitholders who vote on any such proposal until August 9, 1997.


Item 5.	Persons Retained, Employed, or to be Compensated

The Partnership has retained The Herman Group, Inc. to assist with communications with Unitholders with respect to, and to provide other services to the Partnership in connection with, the Public Storage Offer. The Partnership will pay The Herman Group, Inc. reasonable and customary fees for its services, reimburse it for reasonable expenses, and provide customary indemnities. Neither the Partnership nor any person acting on their behalf has employed, retained, or compensated or intends to employ, retain, or compensate any other person or class of persons to make solicitations or recommendations to Unitholders on its behalf concerning the Public Storage Offer.


Item 6.	Recent Transactions and Intent with Respect to Securities

(a) Except as described below, neither the Partnership nor either of the General Partners has effected any transactions in the Units during the past 60 days. The General Partners are not aware of any transactions in the Units during the past 60 days by any of the General Partners' executive officers, directors, affiliates or subsidiaries.

(b) Neither the Partnership, the General Partners nor, to the knowledge of the General Partners, any of the General Partners' executive officers, directors, affiliates or subsidiaries intends to tender Units owned by them pursuant to the Public Storage Offer.


Item 7.	Certain Negotiations and Transactions by the Subject Company

(a) See Item 4(b) for a discussion of certain negotiations that are being undertaken or are underway by the General Partners and are in the preliminary stages that may result in the sale or transfer of a material amount of assets by the Partnership.

(b) The General Partners have determined that public disclosure with respect to the parties to, and the possible terms of any proposals made in connection with, or agreements that may result from, any discussions or negotiations referred to above in this Item 7 might jeopardize the continuation of such discussions or negotiations and, accordingly, authorized and directed management not to make any such public disclosure unless and until an agreement in principle is reached.

There can be no assurance that any of the foregoing will result in any transaction being recommended by the General Partners to the Partnership or that any transaction that may be recommended, will be authorized or consummated, or that a transaction other than those described herein will not be proposed, authorized or consummated. The initiation or continuation of any of the foregoing may be dependent upon the future actions of Public Storage with respect to the Public Storage Offer. The proposal, authorization, announcement or consummation of any transaction of the type referred to in this
Item 7 could adversely effect or result in the withdrawal of the Public
Storage.


Item 8.	Additional Information to be Furnished

Early in the fall of 1993, a representative of the General Partners received an informal inquiry from Harvey Lenkin, the president of Public Storage regarding the possible acquisition of the properties of the Partnership. In response to this inquiry, the representative provided certain information regarding the properties. A representative of the General Partners received a written proposal from Public Storage dated October 11, 1993 to purchase the Partnership's properties for $17,903,000. The Partnership did not accept this proposal, and no arrangements, understandings or agreements were reached.

In November 1995, a representative of the General Partners was contacted by Mr. Lenkin who reiterated Public Storage's interest in buying the Partnership's properties. No purchase price was discussed. The representative indicated that the Partnership was considering a sale of the Partnership's properties in 1996, but did not indicate an interest in selling the properties to Public Storage at that time. No arrangements, understandings or agreements were reached.

On November 28, 1995, the Partnership received a request from Public Storage to receive a list of the names and addresses of and number of Units held by all Unitholders. On January 11, 1996, the Partnership's counsel received a letter from Public Storage's counsel requesting the names and addresses of and number of Units held by all Unitholders. By letter dated January 16, 1996, the Partnership's counsel informed Public Storage's counsel that the Partnership was unable to approve Public Storage's request for the list because Public Storage did not specify a purpose reasonably related to its interest in the Partnership as required by Delaware Revised Uniform Limited Partnership Act
Section 17-305.

Following the Partnership's response to Public Storage's list request several conversations took place between the Partnership's counsel and Public Storage's counsel regarding the list request. During these conversations, Public Storage's counsel informed the Partnership's counsel of the proposed price per Unit and the number of Units for which Public Storage would make the Public Storage Offer. On February 5, 1996, during a conference call among a representative of the General Partners, the Partnership's counsel, a representative of Public Storage, and Public Storage's counsel, the list request was discussed. On this call, a representative of one of the General Partners reiterated the Partnership's intent to sell its assets in 1996, and Public Storage's representative reiterated Public Storage's intent with respect to the Public Storage Offer. Such representative expressed concerns regarding the possibility that the Public Storage Offer would complicate the sale of Partner sets, and that, if the Public Storage Offer were successful, Public Storage might hold blocking control with regard to votes of Unitholders.
Public Storage's representative suggested possible conditions to which Public Storage would agree regarding a limitation on overall ownership of Units and voting of Units in a manner consistent with a majority of other Unitholders. The parties agreed to consider these issues. On February 7, 1996, the Partnership furnished a draft agreement to Public Storage which addressed the concerns and proposals that had been voiced on the February 5 conference call. Public Storage responded to this draft with certain comments regarding the level of maximum Unit ownership and the duration of the agreement's operative provisions.

Following these negotiations, the parties agreed to final terms and executed the Letter Agreement. Pursuant to the Letter Agreement, the Partnership provided Public Storage's agent with the list of names and addresses of and number of Units held by all Unitholders on February 21, 1996. See Item 3(b)(2).


Item 9.	Material to be Filed as Exhibits

(a)(1) Form of letter from the Partnership to Unitholders, dated March 14, 1996.

(b)     Not Applicable

(c)(1) Letter Agreement dated February 9, 1996 by and between Public Storage, Inc. and American Storage Properties Associates, L.P.

        SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  March 14, 1996

                        AMERICAN STORAGE PROPERTIES, L.P.


                        By: Storage Services, Inc., general partner

                        By:   /s/       Paul L. Abbott
                                        Paul L. Abbott
                                        President


                        By: Goodman Segar Hogan/American Storage Properties
                                Associates, L.P., general partner

                        By: American Storage Properties, Inc.



                        By:   /s/       Mark P. Mikuta
                                        Mark P. Mikuta
                                        President


EXHIBIT INDEX





Exhibit
Description
Page


(a)(1) Form of letter from the Partnership to Unitholders, dated March 14, 1996. 10


(c)(1) Letter Agreement dated February 9, 1996 by and between Public Storage, Inc. and American Storage Properties Associates, L.P. 12


Exhibit (a)(1)
March 14, 1996

Dear Unitholder:

By now you should have received materials describing the partial tender offer (the "Offer") being made for your units of limited partnership interest ("Units") of American Storage Properties, L.P. (the "Partnership") by Public Storage, Inc. ("Public Storage"). You should be aware that there is no affiliation between Public Storage and the Partnership and the Offer was not solicited by the Partnership or its management.

Attached is the Partnership's response to the Offer which has been filed with the Securities and Exchange Commission and is being mailed to all Unitholders. Pursuant to the Securities Exchange Act of 1934, the form of the response is dictated by the requirements of Schedule 14D-9. While we urge you to read the attached Schedule 14D-9 (the "Response") in its entirety, you should be aware that Item 4 of the Response sets forth the recommendation of the Partnership with respect to the Offer and the background and reasons for the position taken by the Partnership.

As discussed in greater detail in Item 4 of the Response, the Partnership, in light of all relevant circumstances, determined to express no opinion, remain neutral and make no recommendation at this time as to whether Unitholders should tender their Units pursuant to the Offer. The Partnership reached the conclusion set forth in Item 4 after considering a variety of factors, including, but not limited to, the following:

- Following the announcement of the Offer, the General Partners reviewed and considered the Offer and various possible alternative courses of action which might be available to the Partnership in response to the Offer. The General Partners determined to make no recommendation to Unitholders with respect to the Offer.

- Given the improvement of the self-storage industry in recent years, combined with the strong performance of the Partnership's nine storage facilities, the General Partners have begun marketing the Partnership's properties for sale. The objective in marketing the Partnership's properties is to maximize the selling price and to distribute the net sales proceeds to Unitholders. While the General Partners believe that it is prudent to actively market the properties and their goal is to sell the properties prior to the end of the year, there can be no assurance that acceptable offers will be received or that any of the Partnership's properties will be sold.

- The price being offered by Public Storage pursuant to the Offer is approximately 96.6% of the Partnership's estimated net asset value of $433.57 per Unit as of November 30, 1995. This estimate of net asset value assumes a hypothetical sale on November 30, 1995 of all of the Partnership's properties at a price determined by an independent appraisal firm, and the distribution of the proceeds of such sale, combined with the Partnership's cash after payment of the Partnership's liabilities and certain sales expenses, to Unitholders and the General Partners. Although appraisals are intended to reflect the fair market value of the properties, there can be no assurance that this value actually will be recognized in the marketplace or that any particular price can be obtained.

- The Offer provides Unitholders who desire liquidity the opportunity to receive cash for their Units sooner and without the inherent business, real estate, timing and other general economic risks associated with the General Partners' marketing of the Partnership's properties followed by a subsequent distribution of the sale proceeds to Unitholders. Unitholders who choose not to tender their Units pursuant to the Offer, however, may be entitled to receive a cash distribution upon the sale of the Partnership's properties that is in excess of, equal to or less than that offered by Public Storage or, possibly, no distribution on their Units if the Partnership's properties cannot be sold or any required vote of Unitholders not obtained.

- In order to avoid disrupting the possible sale of all or substantially all of the Partnership's assets and any required vote of Unitholders, Public Storage has agreed to vote any Units held by it on all issues in the same manner as by the majority of all other Unitholders who vote on any such proposal until August 9, 1997.

The Partnership reserves the right to reconsider its recommendation based on changes in circumstances. You should be aware that the decision whether to accept the Offer is solely within the discretion of each investor.

A more detailed discussion of the matters addressed in this letter is set forth in the attached Response. Each Unitholder is urged to review the attached Response in its entirety prior to making a decision concerning the Offer.

We will, of course, keep you informed of significant events concerning the Partnership. In the event you have any questions concerning the contents of this letter or the attached Response, please contact our administrative agent, First Data Investor Services Group, Inc. at (800) 223-3464 or The Herman Group, Inc., which is assisting us in our response to investors inquiries, toll free at (800) 738-5514.

Very truly yours,



/s/Paul L. Abbott
President
Storage Services, Inc.
General Partner



/s/Mark P. Mikuta
President
Goodman Segar Hogan/American
Storage Properties Associates, L.P.

Exhibit (c)(1)


AMERICAN STORAGE PROPERTIES ASSOCIATES, L.P.
3 World Financial Center
New York, NY 10285


						February 9, 1996


PERSONAL AND CONFIDENTIAL
             .
Public Storage, Inc.
600 N. Brand Blvd., Ste. 300
P.O. Box 25050
Glendale, CA 91221-5050


Ladies and Gentlemen:

The purpose of this letter is to set forth our understanding with regard to the proposed acquisition by Public Storage, Inc. ("you" or "Public Storage") of outstanding limited partnership securities ("Units", a holder of which is a "Unitholder") of American Storage Properties Associates, L.P., a Virginia limited partnership (the "Partnership").

In response to your request dated November 28, 1995 and in consideration of your agreements set forth in this letter agreement, the Partnership agrees to provide you a current list of names and addresses of the Unitholders along with the number of Units owned by each of them. You may only use the list for a proper purpose that is related to Partnership business, including for the purpose of disseminating the Tender Offer (defined below).

You agree that if you determine to commence a tender offer for Units, you will do so no later than March 31, 1996 at a price per Unit not less than $419 per Unit and for a maximum of 25% of the outstanding Units (the "Tender Offer"). You represent and warrant that on the date hereof you beneficially own not more than 4 Units. You also agree that prior to the eighteen-month anniversary of the date of this letter agreement, neither you nor any person who is an Affiliate of you (as Affiliate is defined under Rule 405 under the Securities Act of 1933, as amended) will, without the prior written consent of the Partnership which may be withheld for any reason, (i) in any manner, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, any Units of the Partnership provided, however, that you may commence the Tender Offer for a maximum of 25% of the outstanding Units no later than March 31, 1996 and the Tender Offer may not be open beyond May 31, 1 ny manner, other than pursuant to clause (1) above, acquire, attempt to acquire or make a proposal to acquire, directly or indirectly, more than 5% of the outstanding Units of the Partnership, from Unitholders or otherwise, whether before or after the Tender Offer has expired or been terminated, (iii) propose, or propose to enter into, directly or indirectly, any merger, consolidation, business combination, sale or acquisition of assets, liquidation or other similar transaction involving the Partnership, (iv) form, join or otherwise participate in a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any voting securities of the Partnership, (v) disclose any intention, plan or arrangement inconsistent with the terms of this agreement, or (vi) loan money to, advise, assist or encourage any person in connection with any of the actions described in this agreement.

Public Storage understands that the general partners of the Partnership are considering selling all or substantially all of the assets of the Partnership. The result of this transaction, if approved by a majority vote of the Unitholders, might be the dissolution and liquidation of the Partnership in accordance with the partnership agreement. Accordingly, and in order to avoid disrupting the possible sale of all or substantially all of the Partnership's assets and the required vote of Unitholders, Public Storage agrees that prior to the eighteen-month anniversary of the date of this letter agreement any Units obtained as a result of the Tender Offer as stated in (i) above or in the secondary market as stated in (ii) above will be voted on all issues in the same manner as by the majority of all other Unitholders who vote on any such proposal. Prior to the eighteen-month anniversary of the date of this letter agreement, Public Storage agrees, without the prior written c Partnership, not to make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" or "consents" (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Partnership or demand a copy of the Partnership's ledgers, list of limited partnership security holders or any other books and records of the Partnership.

You also agree during such eighteen-month period not to make any proposal or request, directly or indirectly, to amend, waive or terminate any provision of this letter agreement (including this sentence).

If at any time during such eighteen-month period Public Storage is approached by any third party concerning participation in a transaction involving the assets, businesses or securities of the Partnership or involving any of the foregoing actions, you will promptly inform the Partnership of the nature of such contact and the parties thereto.

We each agree that the other of us or our respective Affiliates, as the case may be, shall be entitled to equitable relief, including injunctive relief and specific performance, in the event of any breach of the provisions of this letter agreement, in addition to all other remedies available at law or in equity.

If you agree with the foregoing, please sign and return two copies of this letter agreement, which will constitute our agreement with respect to the subject matter of this letter agreement.

This letter agreement shall be governed by the laws of the State of New York without giving effect to principles of conflicts of law thereof. This letter agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together constitute one and the same instrument.

Very truly yours,

AMERICAN STORAGE PROPERTIES ASSOCIATES, L.P

By:     Storage Services, Inc.,
        its general partner

By:     /s/ Paul L. Abbott
Name:   Paul L. Abbott
Title:  President


CONFIRMED AND AGREED TO AS OF
THE DATE FIRST ABOVE WRITTEN

PUBLIC STORAGE, INC.

By:     /s/ Harvey Lenkin
Name:  	Harvey Lenkin
Title:  President